SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)

PLAYBOY ENTERPRISES, INC.

(Name of the Issuer)

PLAYBOY ENTERPRISES, INC.

(Name of Person(s) Filing Statement)

Class A Common Stock, $0.01 par value per share

Class B Common Stock, $0.01 par value per share

(Title of Classes of Securities)

728117201

728117300

(CUSIP Number of Classes of Securities)

Howard Shapiro

Executive Vice President, Law and Administration, General Counsel, and Secretary

680 North Lake Shore Drive

Chicago, IL 60611

(312) 751-8000

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rodd M. Schreiber Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, IL 60606 (312) 407-0700	Barry L. Dastin Russ A. Cashdan Kaye Scholer LLP 1999 Avenue of the Stars, Suite 1700 Los Angeles, CA 90067 (310) 788-1000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$147,853,698	$17,166

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all issued and outstanding shares of voting Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and non-voting Class B Common Stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), of Playboy Enterprises, Inc., a Delaware corporation, other than shares of Common Stock owned by certain trusts controlled by Hugh M. Hefner (the “Hefner Trusts”), Scott N. Flanders, the Company’s Chief Executive Officer, Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), or Icon Merger Sub, Inc., a Delaware corporation (“Sub”), at a purchase price of $6.15 per share, net to the seller in cash. As of January 9, 2011, there were 4,864,102 shares of Class A Common Stock outstanding and 28,883,657 shares of Class B Common Stock outstanding. As of January 9, 2011, the Hefner Trusts, Purchaser and Sub collectively owned 3,381,836 shares of Class A Common Stock and 7,935,596 shares Class B Common Stock. As a result, this calculation assumes the purchase of 1,482,266 shares of Class A Common Stock and 20,904,236 shares of Class B Common Stock. The transaction value also includes (a) the excess, if any, of the offer price of $6.15 per share over the exercise price per share of each option to purchase shares of Class B Common Stock, multiplied by the number of outstanding shares covered by such option and (b) the offer price of $6.15 per share multiplied by the number of outstanding restricted stock units. As of January 9, 2011, there were 2,236,908 options outstanding exercisable at prices lower than the offer price of $6.15 per share and 335,596 restricted stock units outstanding.

**	The filing fee was determined by multiplying the transaction value by the filing fee of $116.10 per one million dollars of transaction value, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory No. 1 for fiscal year 2011 issued by the Securities and Exchange Commission on April 30, 2010.

☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $17,166

Form or Registration No.: Schedule TO

Filing Party: Icon Merger Sub, Inc.

Date Filed: January 24, 2011

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 1 (this “Amendment”) amends and restates in its entirety the Rule 13e-3 Transaction Statement on Schedule 13E-3, dated January 24, 2011 and filed with the Securities and Exchange Commission (the “SEC”) by Playboy Enterprises, Inc., a Delaware corporation (the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below. In addition, the Company is re-filing with this Amendment Exhibits (c)(2), (c)(3) and (c)(7) to disclose the portions of such exhibits that had previously been redacted pursuant to an application to the SEC for confidential treatment.

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement”) relates to the offer by Icon Merger Sub, Inc., a Delaware corporation (“Sub”) and a wholly owned subsidiary of Icon Acquisition Holdings, L.P., a Delaware limited partnership (“Purchaser”), which are entities formed by Hugh M. Hefner, the Company’s Editor-in-Chief and Chief Creative Officer and controlling stockholder, as disclosed in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO, dated January 24, 2011 (as amended or supplemented from time to time, the “Schedule TO”) and filed with the SEC, to purchase all of the issued and outstanding shares (the “Shares”) of the Company’s voting Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and non-voting Class B common stock, par value $0.01 per share (the “Class B Common Stock”), at a purchase price of $6.15 per Share (the “Offer Price”), net to the holder in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 24, 2011 (the “Offer to Purchase”), and in the related Letters of Transmittal (collectively, the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 9, 2011, by and among the Company, Purchaser and Sub (the “Merger Agreement”). The Merger Agreement provides, among other things, for the merger of Sub with and into the Company (the “Merger”) in accordance with the Delaware General Corporation Law (the “DGCL”). The Offer is conditioned upon, among other things, that:

•

More than 50% of the Shares outstanding on the expiration date of the Offer (other than any Shares held by certain members of the Purchaser Group (as defined below)) be validly tendered and not withdrawn. This condition, which is not waivable, is referred to as the “Minimum Tender Condition.”

•

There be validly tendered and not withdrawn such number of shares of the Class A Common Stock that, together with any other shares of such class beneficially owned by one or more members of the Purchaser Group, constitutes at least 90% of the outstanding shares of the shares of the Class A Common Stock on the expiration date (after giving effect to any Top-Up Option Shares (as defined in the Merger Agreement), if any, that are issued or issuable to Sub pursuant to the terms of the Merger Agreement). This condition is referred to as the “Threshold Condition.”

The Offer is also subject to a number of other conditions described in the Offer to Purchase.

If, at the expiration date of the Offer, the Minimum Tender Condition is satisfied and all of the other conditions to the Offer are satisfied or waived (including the Threshold Condition), then Sub will consummate the Offer and purchase and pay the Offer Price for each Share validly tendered and not withdrawn pursuant to the Offer. No later than two business days after the date Sub purchases and pays the Offer Price for such Shares, the Merger will be completed without a meeting of the Company’s stockholders pursuant to the DGCL’s “short-form” merger statute. The Merger effected in accordance with the foregoing is referred to herein as the “short-form merger.”

If, at the expiration date of the Offer, the Minimum Tender Condition is satisfied and all of the other conditions to the Offer are satisfied or waived, except for the Threshold Condition, then the Offer will be abandoned and the Merger will be consummated through a “long-form” merger under the DGCL, with certain trusts controlled by Mr. Hefner executing a written consent, as the holders of a majority of the outstanding shares of Class A Common Stock, to adopt the Merger Agreement and approve the Merger without a meeting of the Company’s stockholders. The Merger effected in accordance with the foregoing is referred to herein as the “long-form merger.”

Upon consummation of either the short-form merger or the long-form merger, the Company would cease to be a publicly traded company and would be a wholly owned subsidiary of Purchaser. At the effective time of the Merger, pursuant to either the short-form merger or the long-form merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than the Shares owned by the Company as treasury stock, any Shares owned by any member of the Purchaser Group and any Shares held by stockholders properly exercising their appraisal rights in accordance with, and who have complied with, Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any required withholding taxes. In this Statement, Mr. Hefner, Scott N. Flanders, the Chief Executive Officer and a director of the Company, Purchaser and Sub and their respective affiliates are collectively referred to as the “Purchaser Group.”

Concurrently with the filing of this Amendment, the Company is filing Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, which amends and supplements the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on January 24, 2011 and amended by Amendment No. 1 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on February 4, 2011, a copy of which is attached hereto as Exhibit (a)(2)(i) (as amended or supplemented from time to time, the “Schedule 14D-9”).

The information contained in the Schedule TO, the Offer to Purchase and the Schedule 14D-9 is incorporated by reference herein and, except as described below, the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule TO, the Offer to Purchase and the Schedule 14D-9. The cross references identified herein are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the respective Items of this Statement.

Any information contained in the documents incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

All information contained in this Statement concerning Purchaser, Sub or their affiliates has been provided by such person and not by any other person.

SPECIAL FACTORS

Purposes, Alternatives, Reasons and Effects

(a)	Purposes

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Solicitation/Recommendation,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION— Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION— Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors” and “ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background” and “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger” is incorporated herein by reference.

(b)	Alternatives

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—1. Background” and “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger” is incorporated herein by reference.

(c)	Reasons

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(d)	Effects

The information set forth in the Schedule 14D-9 under the headings “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS,” “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Expenses” and “ITEM 8. ADDITIONAL INFORMATION—Delaware General Corporation Law” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger,” “SPECIAL FACTORS—5. Effects of the Offer,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement,” “SPECIAL FACTORS—7. Appraisal Rights; Rule 13e-3,” “SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger,” “THE OFFER—5. Material United States Federal Income Tax Consequences” and “THE OFFER—10. Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

Fairness of the Transaction

(a)	Fairness

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Solicitation/Recommendation,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—3. The Recommendation by the Special Committee and the Playboy Board of Directors” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Solicitation/Recommendation,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the

Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Opinion of Raine Securities LLC,” and “ITEM 8. ADDITIONAL INFORMATION—Certain Company Projections” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—3. The Recommendation by the Special Committee and the Playboy Board of Directors,” “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” and “THE OFFER—7. Certain Information Concerning Playboy—Financial Projections” is incorporated herein by reference.

A copy of the fairness opinion of Raine Securities LLC, dated as of January 9, 2011, is filed as Exhibit (c)(1) hereto and is incorporated herein by reference. A copy of the presentation of Raine Securities LLC to the Special Committee of the Board of Directors of the Company, dated January 9, 2011, is filed as Exhibit (c)(2) hereto and is incorporated herein by reference, and preliminary versions of such presentation made on October 6, 2010, November 2, 2010, November 19, 2010, December 9, 2010 and December 18, 2010 are filed as Exhibits (c)(3)-(7) hereto and are incorporated herein by reference.

(c)	Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—Offer and Merger,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” and “ITEM 8. ADDITIONAL INFORMATION—Delaware General Corporation Law—Proposed Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger,” “SPECIAL FACTORS—5. Effects of the Offer,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement” and “THE OFFER—12. Certain Conditions of the Offer” is incorporated herein by reference.

(d)	Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” and “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Solicitations and Recommendations” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—3. The Recommendation by the Special Committee and the Playboy Board of Directors,” “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” and “THE OFFER—7. Certain Information Concerning Playboy—Financial Projections” is incorporated herein by reference.

(e)	Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Solicitation/Recommendation,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—3. The Recommendation by the Special Committee and the Playboy Board of Directors” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(f)	Other Offers

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS—1. Background” is incorporated herein by reference.

Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal

The information set forth in “Annex A—Opinion of Raine Securities LLC” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Opinion of Raine Securities LLC,” “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Solicitations and Recommendations” and “ITEM 8. ADDITIONAL INFORMATION—Certain Company Projections” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “INTRODUCTION,” “SPECIAL FACTORS—1. Background” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Annex A—Opinion of Raine Securities LLC” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Opinion of Raine Securities LLC,” “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED,

COMPENSATED OR USED—Solicitations and Recommendations” and “ITEM 8. ADDITIONAL INFORMATION—Certain Company Projections” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “INTRODUCTION,” “SPECIAL FACTORS—1. Background” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

A copy of the fairness opinion of Raine Securities LLC, dated as of January 9, 2011, is filed as Exhibit (c)(1) hereto and is incorporated herein by reference. A copy of the presentation of Raine Securities LLC to the Special Committee of the Board of Directors of the Company, dated January 9, 2011, is filed as Exhibit (c)(2) hereto and is incorporated herein by reference, and preliminary versions of such presentation made on October 6, 2010, November 2, 2010, November 19, 2010, December 9, 2010 and December 18, 2010 are filed as Exhibits (c)(3)-(7) hereto and are incorporated herein by reference.

(c)	Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 680 North Lake Shore Drive, Chicago, IL 60611, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the Offer to Purchase under the heading “SUMMARY TERM SHEET” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address

The name of the subject company is Playboy Enterprises, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 680 North Lake Shore Drive, Chicago, IL 60611, and the telephone number at such offices is (312) 751-8000.

(b)	Securities

The title of the classes of equity securities to which this Statement relate are the Company’s voting Class A common stock, par value $0.01 per share, and non-voting Class B common stock, par value $0.01 per share. As of January 9, 2011, there were 4,864,102 shares of Class A Common Stock issued and outstanding and 28,883,657 shares of Class B Common Stock issued and outstanding.

(c)	Trading Market and Price

The information set forth in the Offer to Purchase under the heading “THE OFFER—6. Price Range of Shares; Dividends” is incorporated herein by reference.

(d)	Dividends

The information set forth in the Offer to Purchase under the heading “THE OFFER—6. Price Range of Shares; Dividends” is incorporated herein by reference.

(e)	Prior Public Offerings

Not applicable.

(f)	Prior Stock Purchases

Not applicable.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address

The filing person is the subject company. The name, business address and telephone number of the Company are set forth under Item 2 above, which information is incorporated herein by reference.

The information set forth in “Annex I—Information Relating to Directors and Executive Officers of the Company” attached hereto is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “THE OFFER—8. Certain Information Concerning Purchaser and Sub” and “SCHEDULE I—INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER GROUP” is incorporated herein by reference.

(b)	Business and Background of Entities

The Company, which is a Delaware corporation, was organized in 1953 to publish Playboy magazine. The Company is now a global media and lifestyle company marketing the Playboy brand through a wide range of multimedia properties and licensing initiatives. The Playboy brand is one of the most widely recognized and popular brands in the world. The strength of the Playboy brand drives the financial performance of its media and licensing businesses. Playboy programming and content are available worldwide on television networks, websites, mobile platforms and radio. Playboy magazine has a reputation founded on its high-quality photography and editorial excellence. The Company’s licensing business leverages the Playboy name, the Rabbit Head Design and other of its trademarks globally on a wide range of consumer products, Playboy-branded retail stores and entertainment venues.

During the past five years, the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

The information set forth in the Offer to Purchase under the heading “THE OFFER—8. Certain Information Concerning Purchaser and Sub” is incorporated herein by reference.

(c)	Business and Background of Natural Persons

The information set forth in “Annex I—Information Relating to Directors and Executive Officers of the Company” attached hereto is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “SCHEDULE I—INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER GROUP” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a)	Material Terms

The information set forth in the Schedule 14D-9 under the heading “ITEM 8. ADDITIONAL INFORMATION” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the

Offer and the Merger,” “SPECIAL FACTORS—5. Effects of the Offer,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee,” “THE OFFER—1. Terms of the Offer,” “THE OFFER—2. Acceptance for Payment and Payment for Shares,” “THE OFFER—3. Procedures for Accepting the Offer and Tendering Shares,” “THE OFFER—4. Withdrawal Rights,” “THE OFFER—5. Material United States Federal Income Tax Consequences,” “THE OFFER—10. Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations,” “THE OFFER—12. Certain Conditions of the Offer” and “THE OFFER—13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c)	Different Terms

The information set forth in the Schedule 14D-9 under the heading “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee” and “SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

(d)	Appraisal Rights

The information set forth in the Schedule 14D-9 under the heading “ITEM 8. ADDITIONAL INFORMATION—Delaware General Corporation Law—Appraisal Rights” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—7. Appraisal Rights; Rule 13e-3” and “SCHEDULE III—SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW” is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders

None.

(f)	Eligibility for Listing or Trading

Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions

The information set forth in the Schedule 14D-9 under the headings “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger—Plans for Playboy,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee,” “SPECIAL FACTORS—9. Related Party Transactions” and “SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

(b)-(c) Significant Corporate Events; Negotiations or Contacts

The information set forth in the Schedule 14D-9 under the headings “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger—Plans for Playboy,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee” and “SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities

The information set forth in the Schedule 14D-9 under the headings “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—Offer and Merger,” “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Intent to Tender” and “ITEM 6. INTERESTS IN SECURITIES OF THE SUBJECT COMPANY” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee,” “SPECIAL FACTORS—8. Transactions and Arrangements Concerning Playboy Shares,” “SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger,” “THE OFFER—9. Source and Amount of Funds” and “THE OFFER—11. Dividends and Distributions” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger,” “SPECIAL FACTORS—5. Effects of the Offer,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee” and “THE OFFER—10. Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

(c)(1)-(8)     Plans

The information set forth in the Schedule 14D-9 under the headings “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer” and “ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger,” “SPECIAL FACTORS—5. Effects of the Offer,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee,” “SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger,” “THE OFFER—6. Price Range of Shares; Dividends,” “THE OFFER—9. Source and Amount of Funds,” “THE OFFER—10. Certain Effects of the Offer on the Market for

Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” and “THE OFFER—11. Dividends and Distributions” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a)	Purposes

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Solicitation/Recommendation,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION— Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION— Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors” and “ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background” and “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger” is incorporated herein by reference.

(b)	Alternatives

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—1. Background” and “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger” is incorporated herein by reference.

(c)	Reasons

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(d)	Effects

The information set forth in the Schedule 14D-9 under the headings “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS,” “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Expenses” and “ITEM 8. ADDITIONAL INFORMATION—Delaware General Corporation Law” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger,” “SPECIAL FACTORS—5. Effects of the Offer,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement,” “SPECIAL FACTORS—7. Appraisal Rights; Rule 13e-3,”

“SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger,” “THE OFFER—5. Material United States Federal Income Tax Consequences” and “THE OFFER—10. Certain Effects of the Offer on the Market for Playboy Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

(a)	Fairness

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Solicitation/Recommendation,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—3. The Recommendation by the Special Committee and the Playboy Board of Directors” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Solicitation/Recommendation,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Opinion of Raine Securities LLC,” and “ITEM 8. ADDITIONAL INFORMATION—Certain Company Projections” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—3. The Recommendation by the Special Committee and the Playboy Board of Directors,” “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” and “THE OFFER—7. Certain Information Concerning Playboy—Financial Projections” is incorporated herein by reference.

A copy of the fairness opinion of Raine Securities LLC, dated as of January 9, 2011, is filed as Exhibit (c)(1) hereto and is incorporated herein by reference. A copy of the presentation of Raine Securities LLC to the Special Committee of the Board of Directors of the Company, dated January 9, 2011, is filed as Exhibit (c)(2) hereto and is incorporated herein by reference, and preliminary versions of such presentation made on October 6, 2010, November 2, 2010, November 19, 2010, December 9, 2010 and December 18, 2010 are filed as Exhibits (c)(3)-(7) hereto and are incorporated herein by reference.

(c)	Approval of Security Holders

The information set forth in the Schedule 14D-9 under the headings “ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON—Offer and Merger,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” and “ITEM 8.

ADDITIONAL INFORMATION—Delaware General Corporation Law—Proposed Merger” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger,” “SPECIAL FACTORS—5. Effects of the Offer,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee—Merger Agreement” and “THE OFFER—12. Certain Conditions of the Offer” is incorporated herein by reference.

(d)	Unaffiliated Representative

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” and “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Solicitations and Recommendations” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—3. The Recommendation by the Special Committee and the Playboy Board of Directors,” “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” and “THE OFFER—7. Certain Information Concerning Playboy—Financial Projections” is incorporated herein by reference.

(e)	Approval of Directors

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Solicitation/Recommendation,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—1. Background,” “SPECIAL FACTORS—3. The Recommendation by the Special Committee and the Playboy Board of Directors” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(f)	Other Offers

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS—1. Background” is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)	Report, Opinion or Appraisal

The information set forth in “Annex A—Opinion of Raine Securities LLC” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Opinion of Raine Securities LLC,” “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Solicitations and Recommendations” and “ITEM 8. ADDITIONAL INFORMATION—Certain Company Projections” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “INTRODUCTION,” “SPECIAL FACTORS—1. Background” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in “Annex A—Opinion of Raine Securities LLC” attached to the Schedule 14D-9 and in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Special Committee,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Board of Directors,” “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger; Recommendation of the Special Committee and Our Board of Directors—Opinion of Raine Securities LLC,” “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Solicitations and Recommendations” and “ITEM 8. ADDITIONAL INFORMATION—Certain Company Projections” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “INTRODUCTION,” “SPECIAL FACTORS—1. Background” and “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” is incorporated herein by reference.

A copy of the fairness opinion of Raine Securities LLC, dated as of January 9, 2011, is filed as Exhibit (c)(1) hereto and is incorporated herein by reference. A copy of the presentation of Raine Securities LLC to the Special Committee of the Board of Directors of the Company, dated January 9, 2011, is filed as Exhibit (c)(2) hereto and is incorporated herein by reference, and preliminary versions of such presentation made on October 6, 2010, November 2, 2010, November 19, 2010, December 9, 2010 and December 18, 2010 are filed as Exhibits (c)(3)-(7) hereto and are incorporated herein by reference.

(c)	Availability of Documents

The reports, opinions or appraisals referenced in this Item 9 are available for inspection and copying at the Company’s principal executive offices located at 680 North Lake Shore Drive, Chicago, IL 60611, during regular business hours, by any interested stockholder of the Company or a representative of such interested stockholder who has been so designated in writing by such interested stockholder.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds

The information set forth in the Schedule 14D-9 under the heading “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Relationship with Purchaser and Sub” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee,” “SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger” and “THE OFFER—9. Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions

The information set forth in the Schedule 14D-9 under the heading “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Relationship with Purchaser and Sub” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee” and “THE OFFER—9. Source and Amount of Funds” is incorporated herein by reference.

(c)	Expenses

The information set forth in the Schedule 14D-9 under the heading “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Expenses” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “THE OFFER—14. Fees and Expenses” is incorporated herein by reference.

(d)	Borrowed Funds

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET” and “THE OFFER—9. Source and Amount of Funds—Debt Financing” is incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership

The information set forth in “Annex II—Beneficial Ownership of Common Stock of Directors and Executive Officers of the Company” attached hereto and in the Schedule 14D-9 under the heading “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Arrangements with Current Executive Officers and Directors of the Company” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SPECIAL FACTORS—8. Transactions and Arrangements Concerning Playboy Shares,” “SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger” and “SCHEDULE II—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)	Securities Transactions

The information set forth in the Schedule 14D-9 under the heading “ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “SPECIAL FACTORS—8. Transactions and Arrangements Concerning Playboy Shares” is incorporated herein by reference.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going-Private Transaction

The information set forth in the Schedule 14D-9 under the headings “ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Intent to Tender” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—2. Purpose of and Reasons for the Offer; Plans for Playboy After the Offer and the Merger,” “SPECIAL FACTORS—6. Summary of the Merger Agreement, the Contribution Agreement, the Rollover Agreement, the Tender and Support Agreement and the Limited Guarantee,” “SPECIAL FACTORS—8. Transactions and Arrangements Concerning Playboy Shares” and “SPECIAL FACTORS—10. Interests of Certain Persons in the Offer and the Merger” is incorporated herein by reference.

(e)	Recommendations of Others

The information set forth in the Schedule 14D-9 under the headings “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Solicitation/Recommendation” and “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Merger, Recommendation of the Special Committee and our Board of Directors” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the headings “SUMMARY TERM SHEET,” “INTRODUCTION,” “SPECIAL FACTORS—3. The Recommendation by the Special Committee and the Playboy Board of Directors,” “SPECIAL FACTORS—4. Position of Purchaser Group Regarding Fairness of the Offer and the Merger” and “SPECIAL FACTORS—8. Transactions and Arrangements Concerning Playboy Shares” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

(a)	Financial Information

The information set forth in the Offer to Purchase under the heading “THE OFFER—7. Certain Information Concerning Playboy” is incorporated herein by reference. The audited financial statements of the Company as of and for the fiscal years ended December 31, 2008 and December 31, 2009 are incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on March 12, 2010. The unaudited consolidated financial statements of the Company for the nine months ended September 30, 2010 are incorporated herein by reference to Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed with the SEC on November 9, 2010.

(b)	Pro Forma Information

Not applicable.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations to the Company’s stockholders with respect to the Offer.

The information set forth in the Schedule 14D-9 under the heading “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Solicitations and Recommendations” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “THE OFFER—14. Fees and Expenses” is incorporated herein by reference.

(b)	Employees and Corporate Assets

The information set forth in the Schedule 14D-9 under the heading “ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED—Expenses” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “THE OFFER—14. Fees and Expenses” is incorporated herein by reference.

ITEM  15. ADDITIONAL INFORMATION

(b)	Other Material Information

The information set forth in the Schedule 14D-9 under the heading “ITEM 8. ADDITIONAL INFORMATION” is incorporated herein by reference.

The information set forth in the Offer to Purchase under the heading “THE OFFER—13. Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated January 24, 2011 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO)

(a)(1)(ii)	Letter of Transmittal (Class A common stock) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO)

(a)(1)(iii)	Letter of Transmittal (Class B common stock) (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO)

(a)(1)(iv)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)

(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO)

(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO)

Exhibit No.	Description

(a)(1)(vii)	Advertisement published in The New York Times on January 24, 2011 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO)

(a)(1)(viii)	Letter to Participants in the Playboy Enterprises, Inc. Employee Stock Purchase Plan, mailed February 4, 2011 (incorporated by reference to Exhibit (a)(1)(viii) to the Schedule 14D-9)

(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Schedule 14D-9)

(a)(2)(ii)	Letter to stockholders of the Company, dated January 24, 2011 (incorporated by reference to Exhibit (a)(2)(i) to the Schedule 14D-9)

(a)(2)(iii)	Press Release issued by the Company, dated January 10, 2011 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(iv)	Letter to Employees from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(a)(2)(v)	Letter to Licensees, Business Partners and Vendors from the Chief Executive Officer of the Company (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed on January 10, 2011)

(b)(1)	Debt Commitment Letter, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Jefferies Funding, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO)

(c)(1)	Opinion of Raine Securities LLC, dated as of January 9, 2011 (incorporated by reference to Annex A attached to the Schedule 14D-9)

(c)(2)	Presentation, dated January 9, 2011, of Raine Securities LLC to the Special Committee and Board of Directors

(c)(3)	Presentation, dated October 6, 2010, of Raine Securities LLC to the Special Committee

(c)(4)*	Presentation, dated November 2, 1010, of Raine Securities LLC to the Special Committee

(c)(5)*	Presentation, dated November 19, 2010, of Raine Securities LLC to the Special Committee

(c)(6)*	Presentation, dated December 9, 2010, of Raine Securities LLC to the Board of Directors

(c)(7)	Presentation, dated December 18, 2010, of Raine Securities LLC to the Special Committee and Independent Members of the Board of Directors

(d)(1)	Agreement and Plan of Merger, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., Icon Merger Sub, Inc. and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(d)(2)	Limited Guarantee, dated as of January 9, 2011, by Rizvi Opportunistic Equity Fund, L.P., Rizvi Opportunistic Equity Fund I-B, L.P., Rizvi Opportunistic Equity Fund (TI), L.P., Rizvi Opportunistic Equity Fund I-B (TI), L.P., Rizvi Traverse Partners LLC and Rizvi Opportunistic Equity Fund II, L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

Exhibit No.	Description

(d)(3)	Tender and Support Agreement, dated as of January 9, 2011, by and among Plainfield Capital Limited, Plainfield Special Situations Master Fund II Limited, Plainfield OC Master Fund Limited and Playboy Enterprises, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on January 11, 2011)

(d)(4)	Contribution Agreement, dated as of January 9, 2011, by and among Icon Acquisition Holdings, L.P., The HMH Playboy Stock Trust and The Hugh M. Hefner 1991 Trust (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

(d)(5)	Rollover Agreement, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P. and Scott Flanders (incorporated by reference to Exhibit (d)(5) to the Schedule TO)

(d)(6)	Employment Agreement, dated as of January 9, 2011, by and between Hugh M. Hefner and Icon Merger Sub, Inc., including the form of lease agreement attached thereto (incorporated by reference to Exhibit (d)(6) to the Schedule TO)

(d)(7)	Memorandum of Understanding—License of Name and Likeness Rights, Key Material Terms, dated as of January 9, 2011, by and between Icon Acquisition Holdings, L.P., Hugh M. Hefner and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (d)(8) to the Schedule TO)

(d)(8)	Employment Agreement, dated as of January 9, 2011, by and between Scott Flanders and Icon Merger Sub, Inc. (incorporated by reference to Exhibit (d)(7) to the Schedule TO)

(d)(9)	Confidentiality Agreement, dated as of July 13, 2009, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(9) to the Schedule 14D-9)

(d)(10)	Amendment to Confidentiality Agreement, dated as of May 3, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(10) to the Schedule 14D-9)

(d)(11)	Amendment to Confidentiality Agreement, dated as of November 4, 2010, by and between Playboy Enterprises, Inc. and Rizvi Traverse Management LLC (incorporated by reference to Exhibit (e)(11) to the Schedule 14D-9)

(f)	Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule III attached to the Offer to Purchase)

(g)	Not applicable

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 2011

PLAYBOY ENTERPRISES, INC.

By:	/s/ Howard Shapiro
Name:	Howard Shapiro
Title:	Executive Vice President, Law and Administration, General Counsel and Secretary

Annex I

INFORMATION RELATING TO DIRECTORS AND

EXECUTIVE OFFICERS OF THE COMPANY

The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employments held within the past five years, of each director and executive officer of the Company. The address of the Company’s principal executive offices and the business address of each director and executive officer is c/o Playboy Enterprises, Inc., 680 North Lake Shore Drive, Chicago, IL 60611, and the telephone number at such offices is (312) 751-8000. None of the Company or its directors or executive officers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Company or any of its directors or executive officers was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Age	Principal Occupation and Business Experience

Directors

Dennis S. Bookshester	72	Mr. Bookshester is currently a private investor and advisor. He joined America’s PowerSports, Inc., a motorcycle dealer network, as Chairman in March 2006 and is currently a member of its Board of Directors. Prior to that, he was the Chief Executive Officer of Turtle Wax, Inc., a company specializing in car care products, from January 2004 to May 2005. He has been Chairman of the Board of Cutanix Corporation, a company principally engaged in scientific skin research, since 1997. Concurrently, Mr. Bookshester was the Chief Executive Officer of Fruit of the Loom, Inc. from June 1999 to May 2002. From 1990 to 1991, he served as Chief Executive Officer of Zale Corporation, a company principally involved in the retail sale of jewelry. Mr. Bookshester was Corporate Vice Chairman, Chairman and Chief Executive Officer of the Retail Group of Carson Pirie Scott & Co., positions he held from 1984 to 1989. In addition, Mr. Bookshester is a member of the Board of Directors of the Northwestern Memorial Foundation, a member of the World Presidents’ Organization, a member of the Economic Club of Chicago, a member of the Chief Executive Officer Organization and an advisor to Wind Point Partners Venture Fund. He is a lifetime member of the Visiting Committee of The University of Chicago Graduate School of Business. Mr. Bookshester is a member of the Company’s audit committee.

Name	Age	Principal Occupation and Business Experience

David I. Chemerow	59	Mr. Chemerow was appointed as Chairman of the Board of the Company effective as of May 13, 2009. He joined Rentrak Corporation, a media measurement and research firm, as Chief Operating Officer and Chief Financial Officer in October 2009. Mr. Chemerow was Senior Vice President and Chief Financial Officer of Olympus Media LLC, a firm specializing in the sale of outdoor advertising, from June 2005 to September 2009. Prior to that, he was the Chief Operating Officer for TravelCLICK, Inc., a leading provider of solutions that help hotels maximize profit from electronic distribution channels, from December 2003 through August 2004. He was also the Chief Operating Officer of ADcom Information Services, Inc., which provided ratings for viewership of TV programs to cable operators, from July 2002 through December 2003. He served as President and Chief Executive Officer of Soldout.com, Inc. in 2000 and was President and Chief Operating Officer from 1999 through 2000. Soldout.com, Inc. was a premium event and entertainment resource, specializing in sold-out and hard-to-obtain tickets and personalized entertainment packages for sports, theater, cultural and other events. Mr. Chemerow was President and Chief Operating Officer of GT Interactive Software Corp., a company principally engaged in publishing computer games, from 1998 to 1999, and he served as Executive Vice President and Chief Operating Officer from 1997 to 1998. From 1996 to 1997, he was Executive Vice President and Chief Financial Officer of ENTEX Information Services, Inc., a company principally engaged in providing distributed computing management solutions. Beginning in 1990 and prior to joining ENTEX, he was Executive Vice President, Finance and Operations and Chief Financial Officer of the Company. Mr. Chemerow is also a member of the Board of Directors of Dunham’s Athleisure Corporation, a sporting goods retailer. Mr. Chemerow is the Chairman of the Company’s audit committee.

Scott N. Flanders (Chief Executive Officer)	54	Mr. Flanders was appointed as Chief Executive Officer and as a director of the Company effective as of July 1, 2009. Before joining the Company, Mr. Flanders had been President and Chief Executive Officer of Freedom Communications, Inc. (“Freedom”), a national privately owned information and entertainment company specializing in print publications, broadcast television stations and interactive businesses, since 2006. Prior to that, Mr. Flanders had been an independent director on Freedom’s Board of Directors since 2001 and was Chairman of both the Compensation and Nominating Committees. From 1999 to 2006, Mr. Flanders served as Chairman of the Board of Directors and Chief Executive Officer of Columbia House Company, a club-based direct marketer of DVDs. Prior to that, Mr. Flanders served as Chairman, President and Chief Executive Officer of Telstreet.com. Mr. Flanders serves as a director for eHealth, Inc., an internet-based insurance agency, President of the Board of Visitors of the Maurer School of Law at Indiana University, a board member of the Columbia Business School Media Forum and a board member at numerous civic organizations.

Name	Age	Principal Occupation and Business Experience

Charles Hirschhorn	53	Mr. Hirschhorn is President of TV Live LLC. In addition, he is the Founder of Fountain Productions, an independent production company that produces theatrical motion pictures, television movies and direct-to-video films. Mr. Hirschhorn served as Chief Creative Officer of Retirement Living TV, a cable television network, from 2006 to 2009. He founded and was Chief Executive Officer of G4 Media, Inc., the world’s first videogame television network, from 2000 to 2005. Mr. Hirschhorn also worked for 10 years at The Walt Disney Company, including as President of Walt Disney Television and Television Animation, from 1989 to 1999. Prior to The Walt Disney Company, he served as Vice President of Development for Fox Broadcasting Company, from 1986 to 1989, where he managed the network’s primetime programming. A graduate of Harvard College with a Bachelor of Arts in economics, Mr. Hirschhorn served as an Arts Management Fellow for the National Endowment for the Arts. He serves on the Boards for the Harvard College Office for the Arts and for the Berklee College of Music. Mr. Hirschhorn is a member of the Company’s compensation committee and audit committee.

Sol Rosenthal	76	Mr. Rosenthal has been Of Counsel to the Los Angeles office of the law firm of Arnold & Porter LLP since 2000. Prior to that, he was Of Counsel to the Los Angeles law firm of Blanc Williams Johnston & Kronstadt, L.L.P. from 1996 through 2000. Prior to that, he was a senior partner in the law firm of Buchalter Nemer from 1974 through April 1996. He has served as an arbitrator in entertainment industry disputes since 1977 and as the Writers Guild-Association of Talent Agents Negotiator since 1978. Mr. Rosenthal is a former member of the Board of Governors, Academy of Television Arts & Sciences, on which he served from 1990 to 1992, and he is a former President of the Beverly Hills Bar Association and a former President of the Los Angeles Copyright Society. Mr. Rosenthal is the Chairman of the Company’s compensation committee.

Richard S. Rosenzweig (Executive Vice President)	75	Mr. Rosenzweig has been Executive Vice President of the Company since 1988. From 1982 to 1988, he was Executive Vice President, Office of the Chairman, and from 1980 to 1982, he was Executive Vice President, Corporate Affairs. Before that, from 1977 to 1980, he had been Executive Vice President, West Coast Operations. His other positions with the Company have included Executive Vice President, Publications Group; Associate Publisher, Playboy magazine; Chairman, Alta Loma Entertainment and President, Playboy Jazz Festivals. He has been with the Company since 1958.

Kai-Shing Tao	34	Mr. Tao has been the chairman and chief investment officer of Pacific Star Partners, a private investment group, since 2004. Prior to founding Pacific Star Partners, he was a partner at FALA Capital Group, a single family investment office, where he headed the global liquid investments outside the operating companies from 1998 to 2004. Mr. Tao has served as a member of the board of directors of HSW International, Inc., an online publishing company, since 2007. He is also a member of the Real Estate Roundtable and US-China and US-Taiwan Business Council. Mr. Tao graduated from the New York University Stern School of Business. Mr. Tao is a member of the Company’s compensation committee.

Name	Age	Principal Occupation and Business Experience

Executive Officers (other than Messrs. Flanders and Rosenzweig)

Hugh M. Hefner	84	Mr. Hefner founded the Company in 1953. He assumed his present position as Editor-in-Chief and Chief Creative Officer of the Company in 1988. From 1976 to 1988, Mr. Hefner served as Chairman of the Board and Chief Executive Officer, and before that, he served as Chairman, President and Chief Executive Officer.

Martha O. Lindeman	60	Ms. Lindeman was appointed to her present position as Senior Vice President, Corporate Communications of the Company in 1998. From 1992 to 1998, she served as Vice President, Corporate Communications and Investor Relations. From 1986 to 1992, she served as Manager of Communications at the Tribune Company, a leading information and entertainment company.

Christoph Pachler	43	Mr. Pachler was appointed to his present position as Executive Vice President and Chief Financial Officer of the Company in 2010. Prior to that, he was Senior Vice President – Strategy and Operations of Sony Pictures Entertainment (“Sony”) since 2008. Mr. Pachler joined Sony in 1997 as Finance Director. Beginning in 2002, he focused on business development and new initiatives as Vice President of Strategic Planning. Named Divisional Chief Financial Officer/Senior Vice President in 2005, Mr. Pachler managed the financial aspects of Sony’s international TV division. Mr. Pachler also serves on the board of three international entertainment companies, including Lean-M, Huaso and Tuvalu Media. He began his career with The Kushner-Locke Company in 1994 and held a series of positions with other companies in the entertainment industry before joining Sony.

Howard Shapiro	63	Mr. Shapiro was appointed to his present position as Executive Vice President, Law and Administration, General Counsel and Secretary of the Company in 1996. From 1989 to 1996, he served as Executive Vice President, Law and Administration, and General Counsel. From 1985 to 1989, Mr. Shapiro served as Senior Vice President, Law and Administration, and General Counsel. From 1984 to 1985, he served as Senior Vice President and General Counsel. From 1983 to 1984, he served as Vice President and General Counsel. From 1981 to 1983, he served as Corporate Counsel. From 1978 to 1981, he served as Division Counsel. From 1973 to 1978, he served as Staff Counsel.

Alex Vaickus	51	Mr. Vaickus was appointed President of the Company in 2009. From 2002 to 2009, he served as Executive Vice President and President, Global Licensing. From 2000 to 2002, Mr. Vaickus served as Senior Vice President and President of the Licensing Group. Mr. Vaickus previously served as the Company’s Senior Vice President of Strategy, Planning and Operations and was responsible for managing the strategic planning process and all corporate-level business development activities, including the evaluation of acquisitions and new business opportunities. Prior to joining the Company in 1998, Mr. Vaickus was Vice President of Business Development with ConAgra Refrigerated Prepared Foods, a division of ConAgra Foods, Inc. and Vice President of Business Planning and Finance for Sara Lee/DE, a division of Sara Lee Corporation. He spent 12 years at Sara Lee, where he held various positions, including Executive Director of U.S. Foods and Director of Business Planning.

Annex II

BENEFICIAL OWNERSHIP OF COMMON STOCK OF DIRECTORS

AND EXECUTIVE OFFICERS OF THE COMPANY

The following table shows, as of January 20, 2011, the amount of Shares beneficially owned by each of the Company’s directors and by each of the Company’s named executive officers, and by all directors and executive officers as a group. In general, “beneficial ownership” includes those Shares over which a person has the power to vote, or the power to transfer, and stock options that are currently exercisable or will become exercisable within 60 days of January 20, 2011. Each person named in the table below has sole voting and investment power with respect to all Shares shown as beneficially owned by such person.

	Class A Shares		Class B Shares
	Beneficially Owned	% of Class Outstanding	Beneficially Owned (1)	% of Class Outstanding
D. Bookshester	3,000	*	88,861	*
D. Chemerow	800	*	117,495	*
S. Flanders	0	*	343,825	1.15%
H. Hefner	3,381,836	69.53%	7,935,596	27.47%
C. Hirschhorn	0	*	53,487	*
M. Lindeman	0	*	168,685	*
C. Pachler	0	*	0	*
S. Rosenthal	250	*	94,248	*
R. Rosenzweig	365	*	236,705	*
H. Shapiro	15	*	253,680	1.18%
K. Tao	0	*	3,736	*
A. Vaickus	0	*	283,861	*

GROUP TOTAL	3,386,266	69.62%	9,580,179	31.90%

*	Less than 1% of the total shares outstanding.
(1)	Includes the following shares of Class B Common Stock that are issuable upon exercise of options which were either exercisable on January 20, 2011 or are exercisable within 60 days of January 20, 2011 and restricted stock units that will vest within 60 days of January 20, 2011:

	Options Exercisable as of January 20, 2011 or within 60 Days **	Restricted Stock Units Exercisable within 60 Days of January 20, 2011
D. Bookshester	30,333	4,464
D. Chemerow	30,333	4,464
S. Flanders	300,000	0
H. Hefner	0	0
C. Hirschhorn	17,833	4,464
M. Lindeman	137,334	9,792
C. Pachler	0	0
S. Rosenthal	30,333	4,464
R. Rosenzweig	161,667	11,042
H. Shapiro	161,667	11,042
K. Tao	0	0
A. Vaickus	206,500	18,333

GROUP TOTAL	1,076,000	68,065

**	The following number of options (which are exercisable within 60 days of January 20, 2011) of the following directors and executive officers are not included herein and will expire on either January 26 or February 26, 2011: D. Bookshester (15,000); D. Chemerow (15,000); M. Lindeman (40,000); S. Rosenthal (15,000); R. Rosenzweig (70,000); H. Shapiro (80,000); and A. Vaickus (10,000).